Pinduoduo Inc.

28/F, No. 533 Loushanguan Road

Changning District, Shanghai, 200051

People’s Republic of China

November 27, 2019

VIA EDGAR

Bill Thompson, Branch Chief

Robyn Manuel, Staff Accountant

Division of Corporation Finance

Office of Consumer Products

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pinduoduo Inc. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2018
Filed on April 24, 2019
File No. 001-38591

Dear Mr. Thompson and Ms. Manuel:

This letter sets forth the Company’s responses to the comments contained in the letter dated September 23, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2018 (the “2018 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2018 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2018

Introduction, page 8

1.                                      With a view toward improving your disclosure in future filings, please help us understand your definition that GMV represents the total value of all orders for products and services on your platform, “regardless of whether the products and services are actually sold…” If GMV is generated when products are placed in the shopping cart even if they’re never sold, we believe disclosure to this effect is important to an understanding of the metric. We also believe a discussion is warranted regarding whether you believe group or team purchasing might cause more orders to fail, or never be consummated after items are placed in the shopping cart, relative to other e-commerce platforms reporting GMV. Finally, each place you disclose GMV, we believe you should disclose the limitations of using this measure as a key performance indicator, including the potential lack of comparability to GMV as calculated by other companies.

The Staff’s comment is duly noted. The Company respectfully advises the Staff that it included in the GMV definition “regardless of whether the products and services are actually sold, delivered or returned” to clarify that the Company’s GMV definition and calculation does not exclude cancelled orders or returned products.  This GMV definition is consistent with industry practices adopted by e-commerce platforms in China.

With respect to whether a “shopping cart” feature may have an impact on the GMV calculation, the Company respectfully advises the Staff that the Company’s platform does not have a “shopping cart”. Therefore, different from other e-commerce platforms, there is no pre-selection process that holds products in a virtual “shopping cart” for users to further consider in order to generate purchase orders.

With respect to whether the Company believes team purchasing may cause more orders to fail relative to other e-commerce platforms reporting GMV, the Company respectfully advises the Staff that it does not believe so. On the Company’s platform, a “team” can be formed easily among the 536.3 million active buyers1 because (i) a user must pay for the product to initiate a team, (ii) only one more buyer is required to complete the team in almost all cases, and (iii) once a team is initiated, the user cannot withdraw from the team.

In response to the Staff’s comment on the disclosure of GMV, the Company will include a risk factor in relation to the limitation of using operating metrics to evaluate the performance of the Company’s business and, where appropriate, add cross-references to this risk factor in future filings of annual report on Form 20-F.

Item 5.A. Operating Results

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Cost of Revenues, page 80

2.                                      Where you describe the various factors that caused an increase in cost of revenues in 2018 please quantify the increase in staff costs as well as the increase in call center and merchant support service costs. Refer to Item 303(a)(3)(i) of Regulation S-K.

In response to the Staff’s comment, the Company undertakes to make quantitative disclosures in future filings of annual report on Form 20-F about the increase in staff costs and call center and merchant support service cost (as applicable) or other material factors contributing to the increase in cost of revenues pursuant to Item 303(a)(3)(i) of Regulation S-K.

Operating Expenses, page 81

3.                                      Given the substantial increase in sales and marketing expense as an absolute amount and as a percentage of revenue, please tell us your consideration of discussing in more detail the nature of these expenses and the extent to which these expenses relate to coupons, credits and discounts offered to consumers versus other online and offline advertising campaigns. Tell us your consideration of also discussing whether the cost of the coupons, credits and discounts offered to customers can or does typically exceed the merchant revenue associated with a particular transaction.

1  Active buyers in the twelve-month period ended September 30, 2019.

The Staff’s comment is duly noted. With respect to the discussion of the nature of sales and marketing expenses, the Company respectfully advises the Staff that the Company considers and uses a comprehensive set of sales and marketing means, including coupons, credits and discounts, brand promotions, and other online and offline advertising campaigns, to drive user growth and user engagement at the same time. This is driven by the Company’s unique team purchase model which encourages users to share product information with their friends and family and invite them to purchase together. These interactions help driving user engagement and user growth at the same time. As a result, these sales and marketing means often have the same objective, which is to improve the shopping experience and brand awareness among users so that they will introduce more users onto the platform. The Company therefore does not allocate a fixed budget for each sales and marketing means and channel. Instead, it deploys resources flexibly according to its assessment on the comparative return on investment in all opportunities available at any given time. As such, the expenses on each means could fluctuate significantly from period to period. The Company respectfully advises the Staff that separating the sales and marketing expenses into sub-categories and making period-to-period comparison on that basis, rather than presenting the total expenses as a whole and discussing known and significant trends based on the totality, is neither consistent with nor indicative of the sales and marketing strategy and effect of the Company.

With respect to the discussion of the cost of coupons, credits and discounts in relation to the merchant revenue, the Company respectfully advises the Staff that the Company generates revenues primarily from its online marketing services. For the fiscal year ended December 31, 2018, online marketing services contributed to 87.8% of the Company’s total revenues. The Company’s online marketing services, which allow merchants to bid for advertising placements and keywords, are mostly charged on a cost-per-click basis. As such, revenues generated from merchants are not attributed to particular transactions. Also, as mentioned, the coupons, credits and discounts offered to consumers share the same objective with other sales and marketing means, which is to improve the shopping experience and brand awareness among users. Therefore, the Company respectfully advises the Staff that the Company does not believe it would be meaningful to compare the cost of coupons, credits and discounts offered to consumers with revenues generated from merchants.

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If you have any additional questions or comments regarding the 2018 20-F, please contact the undersigned at +86-21-52661300 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at +852 3740-4863.

Very truly yours,

/s/ Zheng Huang
Zheng Huang
Chairman of the Board of Directors and Chief Executive Officer

cc:                                Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Henry Song, Partner, Ernst & Young Hua Ming LLP